

Mail Stop 3561

December 15, 2015

Via E-mail
Mr. David R. Smith
Corporate Executive Vice President and Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, Massachusetts 01887

> **Re: Charles River Laboratories International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 27, 2014**
> **Filed February 17, 2015**
> **File No. 1-15943**

Dear Mr. Smith:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining